

November 24, 2020

Michael T. Speetzen
Finance and Chief Financial Officer
Polaris Inc.
2100 Highway 55
Medina, Minnesota 55340

>   **Re: Polaris Inc.**
>   **Form 10-K for the Year Ended December 31, 2019**
>   **Filed February 14, 2020**
>   **File No. 001-11411**

Dear Mr. Speetzen:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Note 7. Goodwill and Other Intangible Assets, page 62

1.   In future filings, please disclose the amount of goodwill allocated to each of your reportable segments and any significant changes in the allocation of goodwill by reportable segment for all periods presented in accordance with ASC 350-20-50-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing